BIND THERAPEUTICS, INC.

325 Vassar Street

Cambridge, Massachusetts 02139

September 17, 2013

VIA EDGAR Transmission

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BIND Therapeutics, Inc.

Registration Statement on Form S-1

Filed August 12, 2013

File No. 333-190566

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective September 19, 2013, at 4:00 p.m. Eastern Time or as soon thereafter as practicable. Please call Matt Bush at (858) 523-3962 to provide notice of effectiveness.

In connection with this request for effectiveness, BIND Therapeutics, Inc. (the “Company”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, BIND Therapeutics, Inc.

By:	/s/ Scott Minick
Scott Minick President and Chief Executive Officer

cc:	Peter Handrinos, Esq.

Shayne Kennedy, Esq.

Matt Bush, Esq.

Bruce Dallas, Esq.